UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 2, 2019

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: August 2, 2019	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

1 ASE Technology Holding Co., Ltd. July 31, 2019 ASE Technology Holding Second Quarter 2019 Earnings Release

Safe Harbor Notice This presentation contains "forward - looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward - looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward - looking statements, which apply only as of the date of this presentation. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward - looking statements in this presentation. These forward - looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward - looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human - induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2018 Annual Report on Form 20 - F filed on April 26, 2019.

First Half 2019 Business Recap (Pro Forma) • T est & advanced packaging outgrew the overall ATM business • 1H19 bumping/FC/WLP/ SiP revenues grew 6% yoy • 1H19 test revenues grew 7% yoy • 1H19 Group SiP business grew 28% yoy • Incremental full year revenue from new SiP projects on track to reach target > US$100M • 1H19 Group booming R&D initiatives • ATM: 1H19 R&D expense grew 12% yoy , mainly driven by NPI, project related for new technology development across fan - out, SiP , flip chip/ bumping, embedded substrate, etc. • EMS: 1H19 R&D expenses grew 9% yoy for NPI and SiP development

Consolidated Statements of Comprehensive Income Quarterly Comparison (unaudited) FX (NTD/USD) 31.04 30.77 29.57 (NT$ Million) Q2 / 2019 % Q1 / 2019 % Q2 / 2018 % QoQ YoY Net Revenues: Packaging 47,602 52.5% 43,857 49.3% 44,318 52.4% 9% 7% Testing 10,285 11.3% 8,951 10.1% 8,467 10.0% 15% 21% EMS 31,524 34.7% 34,947 39.3% 30,472 36.1% -10% 3% Others 1,330 1.5% 1,106 1.3% 1,244 1.5% 20% 7% Total Net Revenues 90,741 100.0% 88,861 100.0% 84,501 100.0% 2% 7% Gross Profit 13,969 15.4% 11,385 12.8% 13,710 16.2% 23% 2% Operating Income (Loss) 4,143 4.6% 2,293 2.6% 5,387 6.4% 81% -23% Pretax Income (Loss) 4,424 4.9% 2,635 3.0% 12,920 15.3% 68% -66% Income Tax Benefit (Expense) (1,624) -1.8% (405) -0.5% (1,268) -1.5% Noncontrolling Interest (110) -0.1% (187) -0.2% (189) -0.2% Net Income Attributable to Shareholders of the Parent 2,690 3.0% 2,043 2.3% 11,463 13.6% 32% -77% Basic EPS 0.63 0.48 2.70 31% -77% Diluted EPS 0.62 0.46 2.69 35% -77% EBITDA 18,072 19.9% 16,523 18.6% 24,893 29.5% 9% -27% Legal Entity Basis 1 1 : Legal entity reporting: The financial results from January to April 2018 reflect the operations of ASE Inc. and its subsidiaries, and operations of ASE Technology Holding Co., Ltd starting from April 30, 2018.

ATM Statements of Comprehensive Income Quarterly Comparison (unaudited) FX (NTD/USD) 31.04 30.77 29.57 (NT$ Million) Q2 / 2019 % Q1 / 2019 % Q2 / 2018 % QoQ YoY Net Revenues: Packaging 48,329 80.8% 44,488 81.8% 44,973 82.5% 9% 7% Testing 10,286 17.2% 8,951 16.5% 8,467 15.5% 15% 21% Direct Material 944 1.6% 900 1.7% 1,059 1.9% 5% -11% Others 231 0.4% 32 0.0% 35 0.1% 622% 560% Total Net Revenues 59,790 100.0% 54,371 100.0% 54,534 100.0% 10% 10% Gross Profit 11,074 18.5% 8,438 15.5% 10,845 19.9% 31% 2% Operating Income (Loss) 3,636 6.1% 1,554 2.9% 4,598 8.4% 134% -21% EBITDA 16,499 27.6% 14,620 26.9% 23,306 42.7% 13% -29% Legal Entity Basis 1 1 : Legal entity reporting: The financial results from January to April 2018 reflect the operations of ASE Inc. and its subsidiaries, and operations of ASE Technology Holding Co., Ltd starting from April 30, 2018.

Consolidated Statements of Comprehensive Income

Quarterly Comparison, Pro-forma Consolidated[2]

(unaudited)

	Pro Forma Basis[2]							
FX (NTD/USD)	*31.04*		*30.77*		*29.57*			
(NT$ Million)	Q2 / 2019	%	Q1 / 2019	%	Q2 / 2018	%	QoQ	YoY
Net Revenues:								
ATM	58,750	64.8%	53,653	60.4%	61,042	66.5%	9%	-4%
EMS	31,524	34.7%	34,947	39.3%	30,472	33.2%	-10%	3%
Others	467	0.5%	261	0.3%	243	0.3%	79%	92%
Total Net Revenues	90,741	100.0%	88,861	100.0%	91,757	100.0%	2%	-1%
Gross Profit	13,969	15.4%	11,385	12.8%	14,735	16.1%	23%	-5%
Operating Income (Loss)	4,143	4.6%	2,293	2.6%	5,696	6.2%	81%	-27%
Net Income Attributable to Shareholders of the Parent	2,690	3.0%	2,043	2.3%	3,492	3.8%	32%	-23%
Basic EPS	0.63		0.48		0.82		31%	-23%
Additional Commentary From Management:								
PPA expenses, total[3]	1,458	1.6%	1,458	1.6%	1,458	1.6%	0%	0%
Gross Profit excl. PPA expenses[4]	15,174	16.7%	12,590	14.2%	15,940	17.4%	21%	-5%
Operating Profit excl. PPA expenses[4]	5,601	6.2%	3,751	4.2%	7,153	7.8%	49%	-22%
Net Profit excl. PPA expenses[4]	4,148	4.6%	3,501	3.9%	4,950	5.4%	18%	-16%
Basic EPS excl. PPA expenses[4]	0.98		0.82		1.17		20%	-16%

[2]: Pro forma financial information containing ASE and SPIL is prepared on a retrospective adjustment basis starting from January 1, 2017. The retrospective adjustments include (1) recognizing depreciation, amortization and rental expense from property, plant and equipment, intangible assets and long-term prepayments for lease due to fair value adjustment from purchase premium (NT$1.46bn per quarter from 1Q17 to 2Q18), (2) recognizing interest expenses derived from the funding of ASE/SPIL deal (NT$0.45bn per quarter from 1Q17 to 1Q18, NT$0.48bn in 2Q18), (3) removing the revaluation gain of NT$7.6bn in 2Q18, and (4) reversing the incurred consulting fee related to the acquisition of SPIL.

[3]: PPA expenses have no tax impact under R.O.C. tax code.

[4]: PPA expenses assumption: total PPA expenses derived from ASE/SPIL transaction were NT$1.46bn per quarter.

ASE GROUP

© ASE Group. All rights reserved.

ATM Statements of Comprehensive Income

Quarterly Comparison, Pro-forma Consolidated[2]

(unaudited)

	Pro Forma Basis[2]							
FX (NTD/USD)	*31.04*		*30.77*		*29.57*			
(NT$ Million)	Q2 / 2019	%	Q1 / 2019	%	Q2 / 2018	%	QoQ	YoY
ATM Net Revenues	59,790	100.0%	54,371	100.0%	61,790	100.0%	10%	-3%
Gross Profit	11,074	18.5%	8,438	15.5%	11,870	19.2%	31%	-7%
Operating Income (Loss)	3,636	6.1%	1,554	2.9%	4,907	7.9%	134%	-26%
Additional Commentary From Management:								
Gross Profit excl. PPA expenses[4]	12,279	20.5%	9,643	17.7%	13,074	21.2%	27%	-6%
Operating Profit excl. PPA expenses[4]	5,094	8.5%	3,012	5.5%	6,365	10.3%	69%	-20%

[2]: Pro forma financial information containing ASE and SPIL is prepared on a retrospective adjustment basis starting from January 1, 2017. The retrospective adjustments include (1) recognizing depreciation, amortization and rental expense from property, plant and equipment, intangible assets and long-term prepayments for lease due to fair value adjustment from purchase premium (NT$1.46bn per quarter from 1Q17 to 2Q18), (2) recognizing interest expenses derived from the funding of ASE/SPIL deal (NT$0.45bn per quarter from 1Q17 to 1Q18, NT$0.48bn in 2Q18), (3) removing the revaluation gain of NT$7.6bn in 2Q18, and (4) reversing the incurred consulting fee related to the acquisition of SPIL.

[4]: PPA expenses assumption: total PPA expenses derived from ASE/SPIL transaction were NT$1.46bn per quarter.

ASE GROUP
© ASE Group. All rights reserved.

ATM Operations Pro - forma Consolidated 2 ( unaudited ) Pro Forma Basis 2 9,491 11,870 14,268 13,962 8,438 11,074 55,985 61,790 66,324 64,120 54,371 59,790 17.0% 19.2% 21.5% 21.8% 15.5% 18.5% 0% 10% 20% 30% 0 10,000 20,000 30,000 40,000 50,000 60,000 70,000 Q1/18 Q2/18 Q3/18 Q4/18 Q1/19 Q2/19 NT$ Million Gross Profit Gross Margin 4 4 Revenue 2 : Pro forma financial information containing ASE and SPIL is prepared on a retrospective adjustment basis starting from January 1, 2017. The retrospective adjustments include (1) recognizing depreciation , amortization and rental expense from property, plant and equipment, intangible assets and long - term prepayments for lease due to fair value adjustment from purchase premium (NT$1.46bn per quarter from 1Q17 to 2Q18), (2) recognizing interest expenses derived from the funding of ASE/SPIL deal (NT$0.45bn per quarter from 1Q17 to 1Q18, NT$0.48bn in 2Q18), (3) removing the revaluation gain of NT$7.6bn in 2Q18, and (4) reversing the incurred consulting fee related to the acquisition of SPIL. 4 : PPA expenses assumption: total PPA expenses derived from ASE/SPIL transaction were NT$1.46bn per quarter.

ATM Revenue by Application (unaudited) 53% 49% 51% 52% 53% 51% 14% 15% 14% 14% 13% 14% 33% 36% 35% 34% 34% 35% 0% 20% 40% 60% 80% 100% Q1/18 Q2/18 Q3/18 Q4/18 Q1/19 Q2/19 Communication Computer Automotive, Consumer & Others Pro Forma Basis 2 2 : Pro forma financial information containing ASE and SPIL is prepared on a retrospective adjustment basis starting from January 1, 2017. The retrospective adjustments include (1) recognizing depreciation , amortization and rental expense from property, plant and equipment, intangible assets and long - term prepayments for lease due to fair value adjustment from purchase premium (NT$1.46bn per quarter from 1Q17 to 2Q18), (2) recognizing interest expenses derived from the funding of ASE/SPIL deal (NT$0.45bn per quarter from 1Q17 to 1Q18, NT$0.48bn in 2Q18), (3) removing the revaluation gain of NT$7.6bn in 2Q18, and (4) reversing the incurred consulting fee related to the acquisition of SPIL.

30% 31% 31% 33% 34% 34% 46% 45% 43% 39% 40% 39% 7% 7% 8% 9% 8% 8% 15% 15% 16% 17% 16% 17% 2% 2% 2% 2% 2% 2% 0% 20% 40% 60% 80% 100% Q1/18 Q2/18 Q3/18 Q4/18 Q1/19 Q2/19 Material Testing Discrete and Other Wirebonding Bump/FC/WLP /SiP ATM Revenue by Type ( unaudited) Pro Forma Basis 2 2 : Pro forma financial information containing ASE and SPIL is prepared on a retrospective adjustment basis starting from January 1, 2017. The retrospective adjustments include (1) recognizing depreciation , amortization and rental expense from property, plant and equipment, intangible assets and long - term prepayments for lease due to fair value adjustment from purchase premium (NT$1.46bn per quarter from 1Q17 to 2Q18), (2) recognizing interest expenses derived from the funding of ASE/SPIL deal (NT$0.45bn per quarter from 1Q17 to 1Q18, NT$0.48bn in 2Q18), (3) removing the revaluation gain of NT$7.6bn in 2Q18, and (4) reversing the incurred consulting fee related to the acquisition of SPIL.

EMS Statements of Comprehensive Income Quarterly Comparison (unaudited) FX (NTD/USD) 31.04 30.77 29.57 (NT$ Million) Q2 / 2019 % Q1 / 2019 % Q2 / 2018 % QoQ YoY EMS Net Revenues 31,533 100.0% 34,959 100.0% 30,476 100.0% -10% 3% Gross Profit 2,876 9.1% 2,930 8.4% 2,868 9.4% -2% 0% Operating Income (Loss) 503 1.6% 738 2.1% 811 2.7% -32% -38% EBITDA 1,584 5.0% 1,909 5.5% 1,589 5.2% -17% 0%

EMS Operations EMS Revenue By Application (unaudited ) 42% 38% 34% 32% 29% 40% 17% 19% 14% 10% 13% 14% 24% 25% 36% 44% 38% 24% 9% 11% 10% 10% 14% 15% 7% 6% 5% 4% 5% 6% 1% 1% 1% 1% 1% 0% 20% 40% 60% 80% 100% Q1/18 Q2/18 Q3/18 Q4/18 Q1/19 Q2/19 Others Automotive Industrial Consumer Computer & Storage Communication

Key Balance Sheet Items & Indices (unaudited) (NT$ Million) Jun. 30, 2019 Mar. 31, 2019 Cash and cash equivalent 55,090 59,317 Financial assets - current 11,190 11,099 Financial assets - non current & investments - equity method 13,160 13,285 Property, plant & equipment 219,388 212,639 Total assets 534,838 525,322 Short-term borrowings & short-term bills payable 49,582 49,207 Current portion of bonds payable 0 0 Current portion of long-term borrowings 6,291 17,197 Bonds payable 27,219 16,987 Long-term borrowings 112,355 112,038 Total interest bearing debts 201,443 201,392 Total liabilities 317,333 299,425 Total equity (Including non-controlling interest) 217,505 225,897 Quarterly EBITDA 18,072 16,523 Current ratio 1.19 1.23 Net debt to equity 0.62 0.58

Equipment Capital Expenditure vs. EBITDA (unaudited) 327 383 290 248 239 444 558 647 705 685 537 582 0 200 400 600 800 Q1/18 Q2/18 Q3/18 Q4/18 Q1/19 Q2/19 US$ Million Capex EBITDA Pro Forma Basis 2 2 : Pro forma financial information containing ASE and SPIL is prepared on a retrospective adjustment basis starting from January 1, 2017. The retrospective adjustments include (1) recognizing depreciation , amortization and rental expense from property, plant and equipment, intangible assets and long - term prepayments for lease due to fair value adjustment from purchase premium (NT$1.46bn per quarter from 1Q17 to 2Q18), (2) recognizing interest expenses derived from the funding of ASE/SPIL deal (NT$0.45bn per quarter from 1Q17 to 1Q18, NT$0.48bn in 2Q18), (3) removing the revaluation gain of NT$7.6bn in 2Q18, and (4) reversing the incurred consulting fee related to the acquisition of SPIL.

Third Quarter 2019 Outlook Based on our current business outlook and exchange rate assumptions, management projects overall performance for the third quarter of 2019 to be as follows: • In NTD terms, ATM Q3 2019 business and gross margin should be similar to the same period last year; • In NTD terms, EMS Q3 2019 business should be similar to the average of second half 2018; • EMS Q3 2019 operating margin should be similar to Q1 2018 levels .

www.aseglobal.com Thank You

Appendix 1

Consolidated Statements of Comprehensive Income

(unaudited)

(NT$ Thousands)	Q1 / 2018	Q2 / 2018	Q3/2018	Q4/2018	FY/2018	Q1/2019	Q2/2019
Legal Entity[1]							
Revenues	64,965,852	84,500,933	107,597,280	114,028,355	371,092,420	88,861,446	90,740,910
COGS	54,577,878	70,791,430	89,216,198	95,343,865	309,929,371	77,476,565	76,771,842
PPA under COGS	0	803,175	1,204,762	1,204,762	3,212,699	1,204,762	1,204,762
Gross profit	10,387,974	13,709,503	18,381,082	18,684,490	61,163,049	11,384,881	13,969,068
Gross profit excl. PPA	10,387,974	14,512,678	19,585,844	19,889,252	64,375,748	12,589,643	15,173,830
OPEX	6,072,464	8,323,262	10,008,046	10,111,530	34,515,302	9,091,752	9,826,218
PPA under OPEX	0	168,790	253,185	253,185	675,161	253,185	253,185
Operating income	4,315,510	5,386,241	8,373,036	8,572,960	26,647,747	2,293,129	4,142,850
Operating income excl. PPA	4,315,510	6,358,206	9,830,984	10,030,908	30,535,607	3,751,077	5,600,798
Non Op gain/(loss)	(539,762)	7,533,404	(255,235)	(1,338,718)	5,399,689	342,065	281,103
Pretax income	3,775,748	12,919,645	8,117,801	7,234,242	32,047,436	2,635,194	4,423,953
Total PPA expenses	361,959	1,092,618	1,457,948	1,457,948	4,370,472	1,457,948	1,457,948
Pretax income excl. PPA	4,137,707	14,012,263	9,575,749	8,692,190	36,417,908	4,093,142	5,881,901
Tax expenses	1,420,012	1,267,879	1,554,761	1,340,946	5,583,598	404,891	1,623,590
Noncontrolling interest	259,647	188,786	306,340	446,710	1,201,483	187,351	110,326
Net income attributable to shareholders of the parent	2,096,089	11,462,980	6,256,700	5,446,586	25,262,355	2,042,952	2,690,037
Total PPA expenses	361,959	1,092,618	1,457,948	1,457,948	4,370,472	1,457,948	1,457,948
Net income attributable to shareholders of the parent excl. PPA	2,458,048	12,555,598	7,714,648	6,904,534	29,632,827	3,500,900	4,147,985
Basic EPS (NT$)	0.49	2.70	1.47	1.28	5.95	0.48	0.63
Basic EPS (NT$) excl. PPA	0.58	2.96	1.81	1.63	6.98	0.82	0.98
Diluted EPS (NT$)	0.48	2.69	1.43	1.24	5.84	0.46	0.62
Diluted EPS (NT$) excl. PPA	0.56	2.95	1.78	1.58	6.87	0.80	0.96

[1]: Legal entity reporting: The financial results from January to April 2018 reflect the operations of ASE Inc. and its subsidiaries, and operations of ASE Technology Holding Co., Ltd starting from April 30, 2018.
[3]: PPA expenses have no tax impact under R.O.C. tax code.

ASE GROUP
© ASE Group. All rights reserved.

Appendix 2

Consolidated Statements of Comprehensive Income

(unaudited)

(NT$ Thousands)	Q1 / 2018	Q2 / 2018	Q3/2018	Q4/2018	FY/2018	Q1/2019	Q2/2019
Pro Forma[2]							
Revenues	83,878,563	91,757,262	107,597,280	114,028,355	397,261,460	88,861,446	90,740,910
COGS	71,700,726	77,022,479	89,216,198	95,343,865	333,283,268	77,476,565	76,771,842
PPA under COGS	1,204,762	1,204,762	1,204,762	1,204,762	4,819,049	1,204,762	1,204,762
Gross profit	12,177,837	14,734,783	18,381,082	18,684,490	63,978,192	11,384,881	13,969,068
Gross profit excl. PPA	13,382,599	15,939,545	19,585,844	19,889,252	68,797,241	12,589,643	15,173,830
OPEX	8,123,811	9,039,262	10,008,046	10,111,530	37,282,649	9,091,752	9,826,218
PPA under OPEX	253,185	253,185	253,185	253,185	1,012,742	253,185	253,185
Operating income	4,054,025	5,695,521	8,373,036	8,572,960	26,695,543	2,293,129	4,142,850
Operating income excl. PPA	5,511,973	7,153,469	9,830,984	10,030,908	32,527,333	3,751,077	5,600,798
Non Op gain/(loss)	(1,443,488)	(503,646)	(255,235)	(1,338,718)	(3,541,087)	342,065	281,103
Pretax income	2,610,537	5,191,875	8,117,801	7,234,242	23,154,456	2,635,194	4,423,953
Total PPA expenses	1,457,948	1,457,948	1,457,948	1,457,948	5,831,790	1,457,948	1,457,948
Pretax income excl. PPA	4,068,485	6,649,823	9,575,749	8,692,190	28,986,246	4,093,142	5,881,901
Tax expenses	1,590,640	1,513,012	1,554,761	1,340,946	5,999,359	404,891	1,623,590
Noncontrolling interest	284,015	186,871	306,340	446,710	1,223,936	187,351	110,326
Net income attributable to shareholders of the parent	735,882	3,491,992	6,256,700	5,446,586	15,931,160	2,042,952	2,690,037
Total PPA expenses	1,457,948	1,457,948	1,457,948	1,457,948	5,831,790	1,457,948	1,457,948
Net income attributable to shareholders of the parent excl. PPA	2,193,830	4,949,939	7,714,648	6,904,534	21,762,950	3,500,900	4,147,985
Basic EPS (NT$)	0.17	0.82	1.47	1.28	3.75	0.48	0.63
Basic EPS (NT$) excl. PPA	0.52	1.17	1.81	1.63	5.13	0.82	0.98
Diluted EPS (NT$)	0.16	0.82	1.43	1.24	3.65	0.46	0.62
Diluted EPS (NT$) excl. PPA	0.50	1.16	1.78	1.58	5.02	0.80	0.96

[2]: Pro forma financial information containing ASE and SPIL is prepared on a retrospective adjustment basis starting from January 1, 2017. The retrospective adjustments include (1) recognizing depreciation, amortization and rental expense from property, plant and equipment, intangible assets and long-term prepayments for lease due to fair value adjustment from purchase premium (NT$1.46bn per quarter from 1Q17 to 2Q18), (2) recognizing interest expenses derived from the funding of ASE/SPIL deal (NT$0.45bn per quarter from 1Q17 to 1Q18, NT$0.48bn in 2Q18), (3) removing the revaluation gain of NT$7.6bn in 2Q18, and (4) reversing the incurred consulting fee related to the acquisition of SPIL.

[3]: PPA expenses have no tax impact under R.O.C. tax code.

ASE GROUP

© ASE Group. All rights reserved.